This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-213265

Preliminary Pricing Supplement - Subject to Completion
(To Prospectus dated November 4, 2016

and Series A Prospectus Supplement dated November 4, 2016)

Dated September 17, 2018

BofA Finance LLC

[8.25% to 8.75%] Issuer Callable Daily Range Accrual Notes Linked to the 5-Year U.S. Dollar ICE Swap Rate, due September 27, 2021

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709TGG0.
•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
•	The notes do not guarantee a full return of your principal at maturity, and you could lose up to 100% of the principal amount at maturity.
•	The notes are expected to price on September 25, 2018 (the “pricing date”). The notes are expected to mature on September 27, 2021, unless previously called.
•	Payments on the notes will depend on the performance of the 5-Year U.S. Dollar ICE Swap Rate (which we refer to as “CMS5”) (the “Market Measure”).
•	Interest, if payable, will be paid monthly, on the dates specified below. For each monthly interest period, you will receive interest at a variable rate per annum equal to the product of:
(a)	the Base Rate of [8.25% to 8.75%]; and
(b)	N/D; where,

“N” = the number of U.S. Government Securities Business Days (as defined below) in the applicable interest period on which the CMS5 is greater than or equal to the Accrual Barrier; and

“D” = the total number of U.S. Government Securities Business Days in the applicable interest period.

•	We have the right to redeem all, but not less than all, of the notes on any Call Date at 100% of the principal amount, plus any accrued and unpaid interest. The “Call Dates” will be the Interest Payment Dates occurring in March, June, September and December of each year, beginning on March 27, 2019 and ending on June 27, 2021. No further amounts will be payable following an early redemption.
•	If the notes are not redeemed prior to maturity, the amount you will be entitled to receive at maturity per $1,000 in principal amount of the notes (the “Redemption Amount”) will be determined as follows:
a)	if the Ending Value of the Market Measure is greater than or equal to the Threshold Value, you will receive at maturity the principal amount;
b)	if the Ending Value is less than the Threshold Value, you will be subject to 1-1 downside exposure to any decrease in the CMS5 from its Starting Value. In that case, the Redemption Amount will be less than 80% of the principal amount and could be zero.

In each case, you will receive any accrued and unpaid interest.

•	The “Accrual Barrier” and the “Threshold Value” will be 80% of the Starting Value.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
•	The initial estimated value of the notes will be less than the public offering price. The initial estimated value of the notes as of the pricing date is expected to be between $950 and $980 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-9 of this pricing supplement and “Structuring the Notes” on page PS-19 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
•	The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
	Per Note	Total
Public Offering Price	$1,000	$
Underwriting Discount	$10	$
Proceeds (before expenses) to BofA Finance	$990	$

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-9 of this pricing supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus. You may lose some or all of your principal amount in the notes.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about September 27, 2018 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

TABLE OF CONTENTS

Page

SUMMARY	pS-3
RISK FACTORS	pS-9
DESCRIPTION OF THE NOTES	pS-14
THE MARKET MEASURE	pS-17
SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF MLPF&S and CONFLICTS OF INTEREST	pS-18
STRUCTURING THE NOTES	pS-19
U.S. FEDERAL INCOME TAX SUMMARY	pS-20

SUMMARY

The [8.25% to 8.75%] Issuer Callable Daily Range Accrual Notes Linked to the 5-Year U.S. Dollar ICE Swap Rate, due September 27, 2021 (the “notes”) are our senior debt securities. Any payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt, and the related guarantee will rank equally with all of BAC’s other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.

If, on any U.S. Government Securities Business Day during an interest period, the CMS5 is greater than or equal to the Accrual Barrier, the interest will accrue on that day at a rate of [8.25% to 8.75%] per annum. Otherwise, no interest will accrue on that day. Prior to the maturity date, on each Interest Payment Date occurring in March, June, September and December of each year, beginning on March 27, 2019 and ending on June 27, 2021, we have the right to redeem all, but not less than all, of the notes at 100% of the principal amount, plus any accrued and unpaid interest. No further amounts will be payable following an early redemption. If the notes are not called prior to maturity, in addition to any accrued and unpaid interest, if the Ending Value of the Market Measure is greater than or equal to the Threshold Value, at maturity you will receive the principal amount. If the Ending Value is less than the Threshold Value, you will be subject to 1-1 downside exposure to any decrease in the CMS5 from its Starting Value. In that case, the Redemption Amount will be less than 80% of the principal amount and could be zero.

Any payments on the notes depend on the credit risk of BofA Finance and BAC and on the performance of the Market Measure. The economic terms of the notes (including the Base Rate, the Accrual Barrier and the Threshold Value) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes as of the pricing date.

On the cover page of this pricing supplement, we have provided the initial estimated value range for the notes. The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-9 and “Structuring the Notes” on page PS-19.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 3 years, if not previously called
Pricing Date:	September 25, 2018
Issue Date:	September 27, 2018
Calculation Day:	September 22, 2021
Maturity Date:	September 27, 2021
Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000
Market Measure:	The 5-Year U.S. Dollar ICE Swap Rate (which we refer to as “CMS5”), expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, on the applicable date. For additional information about CMS5, please see the section in this pricing supplement entitled “The Market Measure”

Unavailability of CMS5:	If, on any U.S. Government Securities Business Day, CMS5 is not quoted on the Reuters Screen ICESWAP1 Page, or any page substituted for that page, then the CMS5 will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three swap dealers chosen by the calculation agent (which may include one of our affiliates) at approximately 11:00 a.m., New York City time, on that date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 5 years, commencing on the applicable date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD LIBOR with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the three swap dealers chosen by it to provide a quotation of its rate. If at least three quotations are provided, the rate for the relevant U.S. Government Securities Business Day will be the arithmetic mean of the quotations. If two quotations are provided, the rate for the relevant U.S. Government Securities Business Day will be the arithmetic mean of the two quotations. If only one quotation is provided, the rate for the relevant U.S. Government Securities Business Day will equal that one quotation. If no quotations are available, then CMS5 will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the relevant U.S. Government Securities Business Day.
Interest:

For each monthly interest period, you will receive interest at a variable rate per annum equal to the product of:

(a)     Base Rate; and

(b)     N/D; where,

“N” = the number of U.S. Government Securities Business Days in the applicable interest period on which the CMS5 is greater than or equal to the Accrual Barrier; and

“D” = the total number of U.S. Government Securities Business Days in the applicable interest period.

A “U.S. Government Securities Business Day” means any day, other than a Saturday, Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Base Rate:	[8.25% to 8.75%]
Accrual Barrier:	80% of the Starting Value of the Market Measure.
Observation Cut-Off Date:	The CMS5 on any U.S. Government Securities Business Day from and including the fifth U.S. Government Securities Business Day prior to the related monthly Interest Payment Date for any interest period through the end of the applicable interest period will be the CMS5 on that fifth U.S. Government Securities Business Day prior to that monthly Interest Payment Date. See “Risk Factors—If the CMS5 is not at or above the Accrual Barrier on the Observation Cut-Off Date, no interest will accrue on the notes on each day from the Observation Cut-Off Date through the end of the applicable interest period.”
Interest Periods:	Each period from and including a monthly Interest Payment Date (or the issue date) to and excluding the immediately succeeding monthly Interest Payment Date.
Interest Payment Dates:	Monthly, on the 27th of each month, beginning on October 27, 2018 and ending on the maturity date.
Interest Day Count Basis:	30/360
Optional Early Redemption:

On any Call Date, we have the right to redeem all, but not less than all, of the notes at the Early Redemption Payment. No further amounts will be payable following an early redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.

Early Redemption Payment:	The sum of the principal amount plus any accrued and unpaid interest.
Call Dates:	The Interest Payment Dates occurring in March, June, September and December of each year, beginning on March 27, 2019 and ending on June 27, 2021.
Repayment at Option of Holder:	None
Starting Value:	The CMS5 on the pricing date.
Threshold Value:	80% of the Starting Value.
Ending Value:	The CMS5 on the Calculation Day.
Redemption Amount:

If the notes have not been called prior to maturity, in addition to any accrued and unpaid interest, you will receive per note:

a)     If the Ending Value is greater than or equal to the Threshold Value:

$1,000

b)     If the Ending Value is less than the Threshold Value:

In that case, the Redemption Amount will be less than 80% the principal amount and could be zero. Even with any interest payments, the return on the notes could be negative.

Business Days:

If any monthly interest payment date, Call Date or the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement and no adjustment will be made to the length of the relevant interest period.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such interest payment day, whether or not such record date is a business day.
Listing:	None
Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”)
Selling Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance.

The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

You should read carefully this entire pricing supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or any selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above documents may be accessed at the following links:

•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

Hypothetical Redemption Amount

The following table is for purposes of illustration only. It is based on hypothetical values and show hypothetical payments at maturity on the notes. It illustrates the calculation of the Redemption Amount and total rate of return (excluding any interest payments on the notes) based on a hypothetical Starting Value of 10.00%, a hypothetical Threshold Value of 8.00%, and a range of hypothetical Ending Values of the Market Measure. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value and Ending Value of the Market Measure, and whether you hold the notes to maturity and whether we call the notes prior to maturity. The numbers appearing in the table below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.

For recent actual rates of CMS5, see “The Market Measure” section below. All payments on the notes are subject to issuer credit risk.

Ending Value of the Market Measure	Percentage Change of the Market Measure	Redemption Amount per Note	Total Rate of Return on the Notes (Excluding Any Interest Payments)
0.00%	-100.00%	$0.00	-100.00%
1.00%	-90.00%	$100.00	-90.00%
2.00%	-80.00%	$200.00	-80.00%
3.00%	-70.00%	$300.00	-70.00%
4.00%	-60.00%	$400.00	-60.00%
5.00%	-50.00%	$500.00	-50.00%
6.00%	-40.00%	$600.00	-40.00%
7.00%	-30.00%	$700.00	-30.00%
8.00%(1)	-20.00%	$1,000.00	0.00%
9.00%	-10.00%	$1,000.00	0.00%
9.50%	-5.00%	$1,000.00	0.00%
10.00%(2)	0.00%	$1,000.00	0.00%
11.00%	10.00%	$1,000.00	0.00%
12.00%	20.00%	$1,000.00	0.00%
13.00%	30.00%	$1,000.00	0.00%
14.00%	40.00%	$1,000.00	0.00%
15.00%	50.00%	$1,000.00	0.00%
16.00%	60.00%	$1,000.00	0.00%
17.00%	70.00%	$1,000.00	0.00%
18.00%	80.00%	$1,000.00	0.00%
19.00%	90.00%	$1,000.00	0.00%
20.00%	100.00%	$1,000.00	0.00%

(1) This is the hypothetical Threshold Value of the Market Measure.

(2) The hypothetical Starting Value of 10.00% used in the table above has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

Hypothetical Interest Payment for an Interest Period

The table below illustrates the hypothetical interest payment per $1,000 in principal amount for a single interest period, based on a Base Rate of 8.50% (the mid-point of the Base Rate range of [8.25% to 8.75%], assuming there are 22 U.S. Government Securities Business Days during the interest period. Depending on the performance of the Market Measure, you may not receive any interest payments during the term of the notes. The numbers appearing in the table below have been rounded for ease of analysis.

Number of U.S. Government Securities Business Day on Which the CMS5 Is Greater Than or Equal to the Accrual Barrier*	Annualized Interest Rate	Interest Payment per Note During an Interest Period**
0	0.0000%	$0.0000
5	1.9318%	$1.6098
10	3.8636%	$3.2197
15	5.7955%	$4.8295
20	7.7273%	$6.4394
22	8.5000%	$7.0833

* For any U.S. Government Securities Business Day from and including the fifth U.S. Government Securities Business Day prior to the related monthly Interest Payment Date for any interest period through the end of the applicable interest period, the CMS5 on those days will be the CMS5 on that fifth U.S. Government Securities Business Day prior to that monthly Interest Payment Date (the “Observation Cut-Off Date”).

** Calculated based on the interest day count basis of 30/360.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

It is possible that you may receive no interest, or only a limited amount of interest, for one or more interest periods. It is possible that the CMS5 will be less than the Accrual Barrier for so many days during any monthly interest period that the interest payment for that interest period will be less than the amount that would be paid on an ordinary debt security. The interest payment for one or more monthly interest periods may be zero. In addition, if the CMS5 is less than the Accrual Barrier on any days during an interest period, the market value of the notes may decrease and you may receive substantially less than the principal amount if you wish to sell your notes at that time. In recent years, the CMS5 has been volatile, and such volatility may be expected in the future. However, historical performance is not necessarily indicative of what may occur in the future. You should have a view as to the CMS5 and related interest rate movements, and must be willing to forgo guaranteed market rates of interest for most of the term of the notes, before investing.

The amount of interest payable on the notes in any month is capped and the investors will not participate in any appreciation in the CMS5. The return on the notes will be limited to the monthly interest payments that are payable with respect to each interest period during the term of the notes, if any, regardless of any increase in the CMS5.

The notes are subject to early redemption at our option. On each Interest Payment Date occurring in March, June, September and December of each year (from and including March 27, 2019 to and including June 27, 2021), at our option, we may redeem your notes in whole, but not in part. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the market value of your notes. It is our sole option whether to redeem your notes prior to maturity on any such Interest Payment Date and we may or may not exercise this option for any reason. If your notes are redeemed early, you will not have the right to receive any future interest payments that you may otherwise have received. Further, if your notes are redeemed early, you may not be able to reinvest the early redemption payment at a comparable return for a similar level of risk.

Your investment may result in a loss; there is no guaranteed return of principal. There is no fixed principal repayment amount on the notes at maturity. If the Ending Value of the Market Measure is less than the Threshold Value, you will lose 1% of the principal amount for each 1% that the Ending Value of the Market Measure is less than the Starting Value. In that case, you will lose all or a substantial portion of your investment in the notes.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Any payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. Any payments on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of any payments on the notes will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the applicable payment date, regardless of the performance of the Market Measure. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the

Guarantor to pay our respective obligations, such as the level of the Market Measure, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of Bank of America Corporation and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other unsecured senior obligations of the Guarantor.

You must rely on your own evaluation of the merits of an investment linked to U.S. Dollar ICE Swap Rates. In the ordinary course of their businesses, BAC or its affiliates may have expressed views on expected movements in the U.S. Dollar ICE Swap Rates and related interest rates, and may do so in the future. These views or reports may be communicated to BAC’s clients and clients of its affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to U.S. Dollar ICE Swap Rates may at any time have significantly different views from those of BAC or its affiliates. For these reasons, you are encouraged to derive information concerning the U.S. Dollar ICE Swap Rates and related interest rates from multiple sources, and you should not rely on the views expressed by BAC or its affiliates.

Neither the offering of the notes nor any views which we, the Guarantor or our other affiliates from time to time may express in the ordinary course of our or their businesses constitutes a recommendation as to the merits of an investment in the notes.

The public offering price you pay for the notes will exceed their initial estimated value. The range of estimated values that is provided on the cover page of this preliminary pricing supplement, and the estimated value as of the pricing date that will be provided in the final pricing supplement, are each estimates only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the Market Measure, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in "Structuring the Notes" below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the level of the Market Measure. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor or MLPF&S is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

Recent regulatory investigations regarding potential manipulation of CMS5 rates may adversely affect your notes. It has been reported that certain U.S. and non-U.S. regulators are investigating potential manipulation of CMS5 and other swap rates. If such manipulation occurred, it may have resulted in CMS5 being artificially lower (or higher) than it would otherwise have been. Any changes or reforms affecting the determination or supervision of CMS5 in light of these investigations may result in a sudden or prolonged increase or decrease in reported CMS5, which may have an adverse impact on the trading market for CMS-benchmarked securities, such as the notes, the market value of your notes and the payments on your notes.

Uncertainty about the future of LIBOR and the potential discontinuance of LIBOR may adversely affect the value of the notes. CMS5 is based on hypothetical interest rate swaps referencing 3-month U.S. dollar LIBOR. The Chief Executive of the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, has recently announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. At this time, it is not possible to predict the effect of any such changes on 3-month U.S. dollar LIBOR and, therefore, CMS5. Uncertainty as to the nature of such potential changes or other reforms may adversely affect the payments on the notes, and accordingly, the value of and the trading market for the notes during the term of the notes.

If on a U.S. Government Securities Business Day, CMS5 is not quoted on the Reuters Screen ICESWAP1 Page (or any successor page) because of the unavailability of 3-month U.S. dollar LIBOR or otherwise, then the calculation agent will determine applicable CMS rate using the alternative methods set forth on PS-4 under “Summary—Unavailability of CMS5.” If, as set forth on PS-4, a published CMS5 is unavailable and swap rate dealers are unwilling to provide quotations for the calculation of CMS5, then CMS5 will be determined by the calculation agent, in its sole discretion, and in a fair and reasonable manner. CMS5 determined in this manner may be different from the rate that would have been published on the Reuters page and may be different from other published levels, or other estimated levels, of CMS5. The exercise of this discretion by the calculation agent could adversely affect the value of, payments on and trading market for the notes and may present the calculation agent, which is an affiliate of the issuer, with a conflict of interest.

If the CMS5 is not at or above the Accrual Barrier on the Observation Cut-Off Date, no interest will accrue on the notes on each day from the Observation Cut-Off Date through the end of the applicable interest period. The CMS5 on any U.S. Government Securities Business Day from and including the fifth U.S. Government Securities Business Day prior to the related monthly Interest Payment Date for any interest period through the end of the applicable interest period will be the CMS5 on that fifth U.S. Government Securities Business Day prior to that monthly Interest Payment Date. As a result, if the CMS5 is not at or above the Accrual Barrier on the Observation Cut-Off Date, no interest will accrue on the notes on each day from the Observation Cut-Off Date through the end of the applicable interest period. This will be the case even if the CMS5 is above the Accrual Barrier on one or more of those days.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•	Changes in the levels of interest rates may affect the market value of the notes. The level of interest rates in the United States may affect the U.S. economy and, in turn, the CMS5. Changes in prevailing interest rates may decrease the CMS5, which would decrease the interest rate on the notes. This, in turn, may decrease the market value of the notes. Further, the notes are subject to early redemption at our option beginning on March 27,

2019 and an interest rate cap of [8.25% to 8.75%] per annum, which will limit the potential upside to investors. As a result, we anticipate that the potential for the notes to trade above their par value in the secondary market, if any, is extremely limited.

•	Volatility of the CMS5. Volatility is the term used to describe the size and frequency of market fluctuations. During recent periods, the CMS5 has had periods of volatility, and this volatility may vary during the term of the notes. In addition, an unsettled international environment and related uncertainties may result in greater market volatility, which may continue over the term of the notes. Increases or decreases in the volatility of the CMS5 may have an adverse impact on the market value of the notes.
•	Economic and other conditions generally. Interest payable on the notes is expected to be correlated to interest rates. Prevailing interest rates may be influenced by a number of factors, including general economic conditions in the United States, U.S. monetary and fiscal policies, inflation, and other financial, political, regulatory, and judicial events. These factors interrelate in complex ways, and may adversely affecting the market value of your notes.
•	Our and the Guarantor’s financial condition and creditworthiness. Our and the Guarantor’s perceived creditworthiness, including any increases in our respective credit spreads and any actual or anticipated decreases in our respective credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our or the Guarantor’s credit spreads or an improvement in our of the Guarantor’s credit ratings will not necessarily increase the market value of the notes.
•	Time to maturity. There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning the level of CMS5 prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the notes will approach a value that reflects the remaining interest payments on the notes based on the then-current CMS5.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including the selling agent, may engage in trading activities related to CMS5 that are not for your account or on your behalf. These entities also may issue or underwrite other financial instruments with returns linked to CMS5. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including the selling agent, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the CMS5 or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor, or our other affiliates also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and CMS5. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. Each of these parties will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor, and our other affiliates, including the selling agent, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates, MLCS, will be the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that the calculation agent would be required to make if CMS5 is unavailable. See the section entitled “Summary—Unavailability of CMS5” above. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as income bearing single financial contracts, as described under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income, gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

*   *   *

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other unsecured senior debt from time to time outstanding. The guarantee of the notes will rank equally with all other unsecured senior obligations of the Guarantor. Any payments due on the notes, including any repayment of principal, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

Prior to maturity, the notes are not repayable at your option.

If any scheduled monthly Interest Payment Date, Call Date or the scheduled maturity date is not a business day, the payment will be postponed to the next business day, no additional interest will be payable as a result of that postponement and no adjustment will be made to the length of the corresponding interest period.

Interest

If, on any U.S. Government Securities Business Day during an interest period, the CMS5 is greater than or equal to the Accrual Barrier, the interest will accrue on that day at a rate of [8.25% to 8.75%] per annum.

For each monthly interest period, you will receive interest at a variable rate per annum equal to the product of:

(a) the Base Rate of [8.25% to 8.75%]; and

(b) N/D; where,

“N” = the number of U.S. Government Securities Business Days in the applicable interest period on which the CMS5 is greater than or equal to the Accrual Barrier; and

“D” = the total number of U.S. Government Securities Business Days in the applicable interest period.

The “Accrual Barrier” of the Market Measure will be 80% of the Starting Value.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

“CMS5” means the 5-Year U.S. Dollar ICE Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, on the applicable U.S. Government Securities Business Day.

For any U.S. Government Securities Business Day from and including the fifth U.S. Government Securities Business Day prior to the related monthly Interest Payment Date for any interest period through the end of the applicable interest period, the CMS5 on those days will be the CMS5 on that fifth U.S. Government Securities Business Day prior to that monthly Interest Payment Date (the “Observation Cut-Off Date”). As a result, if the CMS5 is not at or above the Accrual Barrier on an Observation Cut-Off Date, no interest will accrue on the notes on each day from the Observation Cut-Off Date through the end of the applicable interest period. This will be the case even if the CMS5 is above the Accrual Barrier on one or more of those days.

For so long as the notes are held in book-entry only form, we will pay the interest payment to the persons in whose names the notes are registered at the close of business one business day prior to each monthly Interest Payment Date. If the notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding the applicable payment date, whether or not that date is a business day.

Notwithstanding the foregoing, the Redemption Amount, including any final interest payment, will be paid to the persons in whose names the notes are registered on the maturity date.

Optional Early Redemption

On any Call Date, we have the right to redeem all, but not less than all, of the notes at the Early Redemption Payment. No further amounts will be payable following an early redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.

The “Early Redemption Payment” will be the principal amount of your notes, plus any accrued and unpaid interest.

The quarterly “Call Dates” will be the Interest Payment Dates occurring in March, June, September and December of each year, beginning on March 27, 2019 and ending on June 27, 2021.

Redemption Amount

If your notes are not called prior to maturity, then at maturity, subject to our credit risk as issuer of the notes and the credit risk of the Guarantor as guarantor of the notes, in addition to any accrued and unpaid interest, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount per note will be calculated as follows:

•	If the Ending Value of the Market Measure is greater than or equal to the Threshold Value, the Redemption Amount will equal:

$1,000

•	If the Ending Value of the Market Measure is less than the Threshold Value, the Redemption Amount will equal:

In that case, the Redemption Amount will be less than 80% the principal amount and could be zero. Even with any interest payments, the return on the notes could be negative.

The “Threshold Value” of the Market Measure will be 80% of the Starting Value.

Determining the Starting Value and the Ending Value of the Market Measure

The “Starting Value” will be the CMS5 on the pricing date.

The “Ending Value” will be the CMS5 on the calculation day.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding CMS5, the amount of each interest payment, U.S. Government Securities Business Days and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our affiliate, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and each interest payment in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Redemption Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the calculation day and the final Observation Cut-Off Date were the fifth U.S. Government Securities Business Day prior to the date of acceleration. We will also determine the amount of any accrued and unpaid interest. Any such final interest payment may be prorated by the calculation agent to reflect the length of the final interest payment period. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

Listing

The notes will not be listed on any securities exchange.

THE MARKET MEASURE

CMS5 is a “constant maturity swap rate” that measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 5 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

Historical Levels of CMS5

The following graph sets forth the historical performance of the CMS5 based on the daily historical levels from January 1, 2008 through September 12, 2018. We obtained the rates below from the Bloomberg Professional Services. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional Services. The rates displayed in the graph below are for illustrative purposes only.

The rates reported by the Bloomberg Professional Services may not be indicative of the CMS5 that will be derived from the applicable Reuters page.

Historical Performance of the 5-Year U.S. Dollar ICE Swap Rate
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND CONFLICTS OF INTEREST

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

MLPF&S and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Market Measure. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-9 above.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as income bearing single financial contracts with respect to the Market Measure and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. In the opinion of our counsel, Sidley Austin LLP, it is reasonable to treat the notes as income bearing single financial contracts with respect to the Market Measure. However, Sidley Austin LLP has advised us that it is unable to conclude that it is more likely than not that this treatment will be upheld. This discussion assumes that the notes constitute income bearing single financial contracts with respect to the Market Measure for U.S. federal income tax purposes. If the notes did not constitute income bearing single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

U.S. Holders

Although the U.S. federal income tax treatment of the interest payments on the notes is uncertain, we intend to take the position, and the following discussion assumes, that the interest payments constitute taxable ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting. By purchasing the notes you agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the interest payments as described in the preceding sentence.

Upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (other than amounts representing any interest payment, which would be taxed as described above) and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange, or redemption of the notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

In addition, it is possible that the notes could be treated as a unit consisting of a deposit and a put option written by the note holder, in which case the timing and character of income on the notes would be affected significantly.

The IRS released Notice 2008-2 (“Notice”), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” The scope of the Notice may extend to instruments similar to the notes. According to the Notice, the IRS and Treasury are considering whether a holder of such instruments should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the Market Measure asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange or redemption of the notes should be treated as ordinary gain or loss.

Non-U.S. Holders

Because the U.S. federal income tax treatment of the notes (including the interest payments) is uncertain, we will withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the entire amount of the interest payments made unless such payments are effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. (in which case, to avoid withholding, the Non-U.S. Holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. The availability of a lower rate of withholding under an applicable income tax treaty will depend on whether such rate applies to the characterization of the payments under U.S. federal income tax laws. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including, for the avoidance of doubt, any amounts representing accrued interest which would be subject to the rules discussed in the previous paragraph) from the sale, exchange or redemption of the notes or their settlement at maturity, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange, or redemption of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, or redemption and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if any interest payment and gain realized on the sale, exchange, redemption, or settlement of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such interest payment and gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, tax will be withheld at the applicable statutory rate. Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.